Jenner & Block LLP

919 Third Avenue

New York, New York 10022-3908

March 5, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Green Thumb Industries Inc.

Amendment No. 2 to Registration Statement on Form 10 (File No. 000-56132)

Ladies and Gentlemen:

On behalf of Green Thumb Industries Inc., a corporation organized under the Business Corporations Act (British Columbia) (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form 10 of the Company, as amended by Amendment No. 1 (“Amendment No. 1”), together with Exhibits, marked to indicate changes from Amendment No. 1 as filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2020.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated February 20, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff:

Amendment No. 1 on Form 10-12G

Overview of the Corporation, page 7

1.

We note your response to prior comment 1 and your revised disclosure on page 7. Please further revise the page 7 discussion concerning your consumer products/wholesale business to clarify whether you (i) sell on a wholesale basis the cannabis that you grow and (ii) internally source the cannabis used to manufacture your consumer packaged goods.

Response to Comment 1

Please see the revised disclosure on page 7 of Amendment No. 2 which discusses our consumer products/wholesale business.

2.

We refer to prior comment 3 and note that your disclosure on page 7 identifies several product categories, including flowers, pre-rolls, concentrates, vape, capsules, tinctures, edibles, and topical. In addition, we refer to comment 1 above concerning whether you sell cannabis on a wholesale basis. Accordingly, please revise to provide the product class disclosure required by Item 101(c)(i) of Regulation S-K or advise.

Response to Comment 2

When we analyze our business, we look at it through the lens of what we believe to be the exponential opportunity for growth in the entire U.S. cannabis industry which we believe is still in its nascent development stages without regard to specific product categories. Therefore, we do not analyze our business by product category, and we do not believe that separate disclosure by product category is “material to an understanding of the registrant’s business taken as a whole” within the meaning of the second sentence of the first paragraph of Item 101(c)(1) of Regulation S-K.

Moreover, we respectfully advise the Staff that, in reference to the language in Item 101(c)(1)(i), none of the product classes contributed ten percent or more of consolidated revenue in any of the last three fiscal years.

Green Thumb Industries Inc.

Please see the revised disclosure on page 7 of Amendment No. 2 which discusses our product categories.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Business Combinations, page 64

3.

We acknowledge the information provided in your response to comment 13. However, the disclosure does not sufficiently explain the key assumptions used to determine the fair value of your intangible assets for licenses and permits. For example, consider describing and quantifying the key assumptions used in your cash flow projections.

Response to Comment 3

Please see the revised disclosure on page 65 of Amendment No. 2 which explains the key assumptions used to determine the fair value of our intangible assets for licenses and permits.

Item 6. Executive Compensation, page 78

4.	Please revise to provide all Item 6 information for the fiscal year ended December 31, 2019.

Response to Comment 4

The Company respectfully acknowledges the Staff’s comment and understands that it will be required to provide all Item 6 information for the fiscal year ended December 31, 2019. The Company does not believe that it is appropriate to update Item 6 at this time because compensation for the fiscal year ended December 31, 2019 is not final, as the Company’s board of directors has yet to review the financial results for the fiscal year ended December 31, 2019. The Company plans to disclose all Item 6 information for the fiscal year ended December 31, 2019 in the Company’s annual proxy statement.

Integral Associates LLC Combined Financial Statements, page F-78

5.

We note your response to comment 23, but since you do not intend to update the financial statements of the company in the Form 10 prior to its effectiveness, it appears that you should include the interim financial statements of Integral Associates LLC, required by Rule 3-05(b)(2) of Regulation S-X, or tell us why the financial statements are not required.

Response to Comment 5

Please see unaudited interim condensed combined financial statements of Integral Associates, LLC beginning on page FQ-40 of Amendment No. 2 as of March 31, 2019 and for the three months ended March 31, 2019 and 2018.

Unaudited Pro Forma Condensed Combined Financial Statements, page PF-1

6.

Your response to comment 25 did not address your consideration of Rule 11-02(c)(2)(i) of Regulation S-X. Please revise to include your pro forma statement of operations for the nine months ended September 30, 2019, or tell us why the pro forma information is not required.

Response to Comment 6

We have updated the pro forma financial statements to include the pro forma financial information for Integral Associates, LLC as of March 31, 2019 (the latest interim period prior to acquisition). As of June 5, 2019, the results of Integral Associates, LLC were consolidated into the Company’s results. In accordance with Item 11-02(c)(1), we do not believe that pro forma financial information would be required as of September 30, 2019 since the results of Integral Associates, LLC are reflected in the Company’s September 30, 2019 balance sheet (the most recent period for which a balance sheet is required).

Please see pro forma condensed combined balance sheets and statements of operations on pages PF-2 and PF-5 of Amendment No. 2 as of March 31, 2019 and for the three months ended March 31, 2019.

Green Thumb Industries Inc.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at mglass@jenner.com or (212) 891-1672.

Sincerely,
/s/ Martin C. Glass

Martin C. Glass

cc:	Benjamin Kovler

Green Thumb Industries Inc.